Exhibit 99.1

PARINGA RECORDS QUARTERLY SALES OF ~US$5.7M

•	136Kt of coal shipped during the September quarter, up from the 26Kt in the June quarter

•	September quarter sales revenue of approximately $5.7M (annualised run-rate of ~US$23M), forecast to continue to increase with mine ramp up

•	Unit 1 continues to ramp up and has achieved ~85% of nameplate Mains productivity in the #1 West Main through the second half of September

•	Unit 2 has successfully been relocated to the #1 South Main, away from the geological fault, which will allow the Unit to continue to ramp up production

•	Recent industry consolidation in the Illinois Basin provides a strong environment for additional Paringa coal sales

Paringa Resources Limited (“Paringa” or “Company”) (NASDAQ: PNRL, ASX: PNL) is pleased to provide an update on activities at the Poplar Grove mine in western Kentucky.

Coal sales

Paringa continued to ramp up shipping of coal to customers during the September quarter, with approximately 136Kt of product barged from the Company’s dock on the Green River, up from approximately 26Kt shipped during the June quarter.

September quarter coal sales equate to revenues of approximately US$5.7M for the quarter (US$23M on an annualised basis). The Company expects a further increase in sales during the December quarter as the operations continue to ramp up.

Mining operations

Unit 1 mining activities continue to progress well, with continuous miner activities achieving ~85% of nameplate Mains productivity1 through the second half of September in the Mains areas of the mine.

The ramp up in Unit 1 productivity is largely attributable to operational efficiencies plus the cumulative benefits of alterations to coal cutting processes and mining unit support arrangements. It is anticipated that the Company will reach full nameplate productivity through continuous improvements and an increase in available underground mining area over the coming months.

Unit 2 has successfully been relocated away from the previously encountered geological fault, and has recently recommenced regular operations, which will allow the Unit to continue to ramp up production.

UNIT 1 MAINS PRODUCTIVITY (10 day moving avg.)

Site Office: 373 Whobry Road | Rumsey | KY | 42371 New York Office: 28 West 44th Street, Suite 810 | New York | NY | 10036 Registered Office: Level 9, 28 The Esplanade | Perth | WA | 6000	Email: info@paringaresources.com Website: www.paringaresources.com ABN: 44 155 922 010

Illinois Basin (“ILB”) coal market

Western Kentucky coal markets are almost entirely domestic sales to utilities for power generation, underpinned by demand for power from large-scale manufacturing and industry in the region. Paringa is now shipping coal to both of its major customers, and maintains a very strong pipeline of forward sales, with ~100% of 2019, ~75% of 2020 and ~50% of the next 5 years’ production pre-sold.

In Paringa’s primary sub-region of the ILB in western Kentucky, approximately 5.8 Mt of supply capacity has recently been aggressively consolidated by Alliance Resource Partners (“Alliance”), who acquired and then closed the Pennyrile Mine (~1.3 Mtpa capacity) in September and closed the high-cost Dotiki mine (~4.5 Mtpa capacity) in August.

Consolidation in the western Kentucky market is positive for Paringa, which is now the only significant independent supplier of coal outside of Alliance and Murray Energy Corporation. Local utilities are incentivised to contract with new suppliers such as Paringa in order to assist with market balance, providing a strong environment for additional Paringa coal sales.

Management changes

Paringa advises that Mr. Rick Kim has left as Chief Operating Officer of the Company, effective immediately. The Board would like to thank Mr. Kim for his significant contribution to the Company over the last 5 years and to wish him well in his future endeavours.

The Company recently appointed Mr. Jim Middleton as Executive Advisor to the Board, with specific responsibility to provide guidance to the Company’s Poplar Grove coal mine in the United States. Mr. Middleton is currently on site, assisting in further developing safe, efficient, reliable and cost effective mine operations.

Mr. Middleton is an experienced underground mining executive with a long and successful history of running coal mining operations for major natural resource companies, including Glencore, BHP, Xstrata, Exxon Coal and Coal & Allied. Mr. Middleton has an extensive track record of developing, transforming and managing low cost, high productivity underground coal mines.

For further information, contact:

Egan Antill	Dominic Allen
Chief Executive Officer	Vice President, Finance
eantill@paringaresources.com	dallen@paringaresources.com

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1 The Main entry areas of the mine (“Mains”) are infrastructure corridors designed to provide ventilation pathways, travelways and conveyor entries, often in use for the life of the mine. Given their importance over the life of mine, a conservative approach is taken to Mains development activities, including roof control and pillar design. Forecast nameplate mining Unit productivity in the Mains areas at Poplar Grove is estimated at 505 ft / shift, compared to 560 ft / shift in the Panel areas.

Forward Looking Statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Competent Persons statements

The information in this report that relates to Exploration Results, Coal Resources, Coal Reserves, Mining, Coal Preparation, Infrastructure, Production Targets and Cost Estimation was extracted from Paringa’s ASX announcements dated September 18, 2019 entitled ‘Capital Raising Presentation’, June 13, 2019 entitled ‘Company Presentation’, March 28, 2017 entitled ‘Expanded BFS Results Confirms Development Pathway to A$850 million NPV’ and December 2, 2015 entitled ‘BFS Confirms Buck Creek will be a Low Capex, High Margin Coal Mine’ which are available to view on the Company’s website at www.paringaresources.com.

Paringa confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning the Coal Resource, Coal Reserve, Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this announcement have not been materially modified from the original ASX announcements.